International Shipholding Corporation

October 18, 2013

VIA EDGAR AND FEDEX AWB # 7969 4556 3048

Mr. Justin Dobbie

Legal Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	International Shipholding Corporation
Registration Statement on Form S-3
Initially filed September 3, 2013
File No. 333-190969

Dear Mr. Dobbie:

Set forth below is our response to Comment numbered 1 of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in the Staff’s letter to International Shipholding Corporation (“ISH”) dated September 20, 2013, with respect to the above-referenced filing.

For the Staff’s convenience, the text of the Staff’s Comment numbered 1 is set forth below in bold, followed by our response.

Registration Statement on Form S-3

General

1.	We note that you have outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2012 and a subsequent periodic report. Please note that all such comments will need to be fully resolved before we act on a request for acceleration of the effectiveness of this registration statement.

Response: We note your comment relating to our Form 10-K for the fiscal year ended December 31, 2012.

Mr. Niels M. Johnsen

International Shipholding Corporation

October 18, 2013

Exhibit 5.1

We have requested that our outside counsel, Jones Walker L.L.P., respond on our behalf to the Staff’s Comments numbered 2-5. In due course, Jones Walker L.L.P. will file a separate response letter, together with an amendment to the Registration Statement.

We trust the foregoing has been preliminarily responsive to the Staff’s Comments. If you have any questions, please do not hesitate to contact me at (212) 943-4141.

We thank the Staff in advance for its assistance.

Sincerely yours, INTERNATIONAL SHIPHOLDING CORPORATION

By:	/s/ Niels M. Johnsen
Niels M. Johnsen
Chairman and Chief Executive Officer

cc:	Manuel G. Estrada, International Shipholding Corporation
Kenneth J. Najder, Jones Walker L.L.P.

Enclosures